AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ANGEL STUDIOS, INC.

Angel Studios, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, (the "***DGCL***"), hereby certifies that:

FIRST. The Corporation was initially incorporated in the State of Delaware on February 7, 2014 under the name "VidAngel, Inc." Amendments to Corporation's Certificate of Incorporation were filed with the Secretary of State of the State of Delaware on November 25, 2015, September 13, 2016 and August 24, 2020. On March 8, 2021 an additional amendment to the Corporation's Certificate of Incorporation was filed with the Secretary of State of the State of Delaware in order to change the name of the Corporation to "Angel Studios, Inc."

SECOND. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and by the written consent of the stockholders (the holders of the Class A Common Stock and Class B Common Stock each voting separately as a class) in accordance with Section 228 of the DGCL. As required by Section 228 of the DGCL, the Corporation has given written notice of the amendments reflected herein to all stockholders who did not consent in writing to these amendments.

THIRD. The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

ARTICLE I

The name of the corporation (which is hereinafter called the "***Corporation***") is: Angel Studios, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE III

The present address of the principal office of the Corporation is 295 W Center St., Provo, UT 84601.

ARTICLE IV

The address of the Corporation's registered office in the State of Delaware 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE V

A.   **Classes of Stock**. The total number of shares of stock that the Corporation shall have the authority to issue is 85,000,000 shares of capital stock, with 85,000,000 shares of common stock, with a par value of $0.001 per share (the "***Common Stock***"), of which (i) 15,500,000 shall be designated Class F Common Stock (the "***Class F Common Stock***"), (ii) 27,500,000 shall be designated Class A Common Stock (the "***Class A Common Stock***"), (iii) 4,000,000 shall be designated Class B Common Stock (the "***Class B Common Stock***") and (iv) 38,000,000 shall be designated Class C Common Stock (the "***Class C Common Stock***") (the Class F Common Stock, the Class A Common Stock, Class B Common Stock and the Class C Common Stock are sometimes referred to herein collectively as the "***Common Stock***").

B.   **Rights of Common Stock**. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of the Class F Common Stock, Class A Common Stock, Class B Common Stock and Class C Common Stock are as follows:

1.   **Voting Rights**.

(a)   **General Right to Vote Together; Exceptions**. Except as otherwise expressly provided in Article XI herein or required by applicable law, the holders of Class F Common Stock, Class A Common Stock, Class B Common Stock and Class C Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders; *provided*, *however*, notwithstanding the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of Class F Common Stock, Class A Common Stock, Class B Common Stock and Class C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote, voting together as a single class.

(b)   **Votes Per Share**. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Class F Common Stock shall be entitled to five (5) votes for each such share, each holder of Class A Common Stock shall be entitled to five (5) votes for each such share, each holder of Class B Common Stock shall be entitled to fifty-five (55) votes for each such share and each holder of Class C Common Stock shall be entitled to one (1) vote for each such share.

2.   **Identical Rights**. Except as otherwise expressly provided herein or required by applicable law, shares of Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(a)   **Dividends and Distributions**. Shares of Common Stock shall be entitled to share equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class F Common Stock, Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class; *provided*, *however*, that in the event that a Distribution is paid in the form of Common Stock (or Rights to acquire Common Stock), then holders of Class F Common Stock, Class A Common Stock, Class B Common Stock or Class C Common Stock shall receive Common Stock of the same such class (or Rights to acquire such stock, as the case may be), unless otherwise specified by the Board of Directors.

(b)   **Subdivision or Combination**. In the event that the outstanding shares of any class of the Common Stock shall be subdivided or combined, by stock split, reverse split or similar event, into a greater or lesser number of shares of such class of Common Stock, the outstanding shares of all other classes of Common Stock shall, concurrently with the effectiveness of such subdivision or combination, be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of each such class, each voting separately as a class.

(c)   **Change of Control or any Merger Transaction**. In connection with any Change of Control Transaction, shares of Class F Common Stock, Class A Common Stock, Class B Common Stock and Class C Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting together as a single class, and by the affirmative vote of the holders of a majority of the outstanding shares of two of the following classes of stock: the Class F Common Stock, the Class A Common Stock, and the Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

3.   **Voluntary and Automatic Conversion into Class C Common Stock**.

(a)   **Voluntary Conversion.** Each one (1) share of Class F Common Stock, Class A Common Stock and Class B Common Stock shall be convertible into one (1) share of Class C Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(b)   **Automatic Conversion.** Each one (1) share of Class F Common Stock, Class A Common Stock and Class B Common Stock shall automatically, without any further action, convert into one (1) share of Class C Common Stock upon the earliest of:

(i)   a Transfer of such share; *provided* that no such automatic conversion shall occur in the case of a Transfer by a holder of Class F Common Stock, Class A Common Stock or Class B Common Stock to a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the holder (such person or entity, an "affiliate"), or, for tax or estate planning purposes, to any of the persons or entities listed in clauses (A) through (F) below (each, a "***Permitted Transferee***") and from any such Permitted Transferee back to such holder of Class F Common Stock, Class A Common Stock or Class B Common Stock and/or any other Permitted Transferee established by or for such holder of Class F Common Stock, Class A Common Stock or Class B Common Stock, as follows:

(A)   a trust for the benefit of such holder or persons other than such holder so long as such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such trust; *provided* such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such holder and, *provided*, *further*, that in the event that such holder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of the Class F Common Stock, Class A Common Stock or Class B Common Stock held by such trust, each share of Class F Common Stock, Class A Common Stock or Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class C Common Stock;

(B)   a trust under the terms of which such holder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code and/or a reversionary interest so long as such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such trust; *provided*, *however*, that in the event that such holder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such trust, each share of Class F Common Stock, Class A Common Stock or Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class C Common Stock;

(C)   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such holder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; *provided* that in each case such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held in such account, plan or trust, and *provided*, *further*, that in the event that such holder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such account, plan or trust, each share of Class F Common Stock, Class A Common Stock or Class B Common Stock then held by such account, plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class C Common Stock;

(D)   a corporation in which such holder directly, or indirectly through one or more Permitted Transferees, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such corporation; *provided* that in the event that such holder no longer owns sufficient shares or no longer has sufficient legally enforceable rights to ensure that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such corporation, each share of Class F Common Stock, Class A Common Stock or Class B Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class C Common Stock;

(E)   a partnership in which such holder directly, or indirectly through one or more Permitted Transferees, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such partnership; *provided* that in the event that such holder no longer owns sufficient partnership interests or no longer has sufficient legally enforceable rights to ensure that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such partnership, each share of Class F Common Stock, Class A Common Stock or Class B Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class C Common Stock; or

(F)   a limited liability company in which such holder directly, or indirectly through one or more Permitted Transferees, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such limited liability company; *provided* that in the event that such holder no longer owns sufficient membership interests or no longer has sufficient legally enforceable rights to ensure that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock held by such limited liability company, each share of Class F Common Stock, Class A Common Stock or Class B Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class C Common Stock.

(ii) in the case of shares of Class B Common Stock, the date on which a holder owns, together with its affiliates, more than 8,333 shares of Class B Common Stock (the "Class B Cap"). On such date, the number of shares of Class B Common Stock held by such holder, together with its affiliates, in excess of the Class B Cap shall be deemed automatically converted into the same number of shares of Class C Common Stock. Such holder and its affiliates, if appliable, shall have the right within fifteen (15) days of such automatic conversion to request that the Company allocate such conversion among the holder and its affiliates, if applicable; *provided*, *however*, that regardless of allocation the holder together with its affiliates, if applicable, shall not hold a number of shares of Class B Common Stock in excess of the Class B Cap.

(iii) the date specified by a written notice and certification request of the Corporation to the holder of such share of Class F Common Stock, Class A Common Stock or Class B Common Stock requesting a certification, in a form satisfactory to the Corporation, verifying such holder's ownership of Class F Common Stock, Class A Common Stock or Class B Common Stock and confirming that a conversion to Class C Common Stock has not occurred, which date shall not be less than sixty (60) calendar days after the date of such notice and certification request; *provided* that no such automatic conversion pursuant to this subsection (ii) shall occur in the case of a holder or its Permitted Transferees that furnishes a certification satisfactory to the Corporation prior to the specified date. Such written notice and certification request shall be mailed to the stockholder at his or her address as it appears on the Corporations' records or electronically transmitted in the manner provided in the Bylaws of the Corporation.

(c)   **Conversion Upon Death or Permanent Incapacity**. Each share of Class F Common Stock, Class A Common Stock or Class B Common Stock held of record by a holder who is a natural person, or by such holder's Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class C Common Stock upon the death or Permanent Incapacity of such holder.

(d)   **Procedures**. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of shares of Class F Common Stock, Class A Common Stock or Class B

Common Stock to shares of Class C Common Stock and the general administration of this multi-class stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class F Common Stock, Class A Common Stock or Class B Common Stock and to confirm that a conversion to Class C Common Stock has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class C Common Stock shall be conclusive and binding.

(e)   **Immediate Effect**. In the event of a conversion of shares of Class F Common Stock, Class A Common Stock or Class B Common Stock to shares of Class C Common Stock pursuant to this Section B, such conversion shall be deemed to have been made at the time that the Transfer of shares occurred. Upon any conversion of shares of Class F Common Stock, Class A Common Stock or Class B Common Stock to shares of Class C Common Stock, all rights of the holder of shares of Class F Common Stock, Class A Common Stock or Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates, if any, representing the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class C Common Stock. Shares of Class F Common Stock, Class A Common Stock or Class B Common Stock that are converted into shares of Class C Common Stock as provided in this Section B shall be retired and no longer authorized and may not be reissued.

(f)   **Reservation of Stock**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class C Common Stock, solely for the purpose of effecting the conversion of the shares of Class F Common Stock, Class A Common Stock or Class B Common Stock, such number of its shares of Class C Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class F Common Stock, Class A Common Stock and Class B Common Stock into shares of Class C Common Stock.

4.   **Initial Class B Conversion of Shares in Excess of Class B Cap.**

Effective immediately adoption of this Amended and Restated Certificate of Incorporation of the Corporation, if any holder of Class B Common Stock holds, together with its affiliates, a number of shares of Class B Common Stock in excess of the Class B Cap shall, such excess number of shares of Class B Common Stock shall be deemed to be automatically converted into shares of Class A Common Stock. Such holder and its affiliates, if applicable, shall have the right within fifteen (15) days of such automatic conversion to request that the Company allocate such conversion among the holder and its affiliates, if applicable; *provided*, *however*, that regardless of allocation the holder together with its affiliates, if applicable, shall not hold a number of shares of Class B Common Stock in excess of the Class B Cap upon such automatic conversion. For the avoidance of doubt, automatic conversions pursuant to this Section B(4) shall occur only upon adoption of this Amended and Restated Certificate of Incorporation; thereafter all automatic conversions related to holdings in excess of the Class B Cap shall be governed pursuant to Article V, Section B(3)(b)(ii).

ARTICLE VI

The following terms, where capitalized in this Amended and Restated Certificate, shall have the meanings ascribed to them in this Article VI:

"***Change of Control Transaction***" means:

(i) the sale, lease, exchange, transfer or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Corporation's Board of Directors, so long as no foreclosure is consummated in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation); *provided that* any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "***Change of Control Transaction***";

(ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity; *provided that* a merger, consolidation, business combination, or other similar transaction that would result in (1) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power represented by the voting securities of the surviving entity *and* (2) more than 50% of the total number of outstanding shares of the surviving entity's capital stock, in the case of clauses (1) and (2) above as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction shall not be deemed a "*Change of Control Transaction*"; and

(iii) the recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation; *provided that* a recapitalization, liquidation, dissolution, or other similar transaction that would result in (1) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power represented by the voting securities of the surviving entity *and* (2) more than 50% of the total number of outstanding shares of the surviving entity's capital stock, in the case of clauses (1) and (2) above as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction shall not be deemed a "*Change of Control Transaction*".

"*Distribution*" means (i) any dividend or distribution of cash, property or shares of the Corporation's capital stock; and (ii) any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

"*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended.

"*Permanent Incapacity*" means permanent and total disability such that such holder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute as to whether such holder is "Permanently Incapacitated", no Permanent Incapacity of such holder shall be deemed to have occurred unless and until an affirmative ruling regarding such Permanent Incapacity has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.

"*Rights*" means any option, warrant, conversion right or contractual right of any kind to acquire shares of the Corporation's authorized but unissued capital stock.

"*Transfer*" of a share of capital stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "*Transfer*" shall also include, without limitation, (i) a transfer of a share of capital stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of capital stock by proxy or otherwise, other than the Transfer of exclusive Voting Control with respect to shares of capital stock of a holder as permitted in Article V, Section B(3)(b) and Article V, Section B(3)(c); *provided*, *however*, that the following shall not be considered a "*Transfer*": (a) the grant of a proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of capital stock by a holder that creates a mere security interest in such shares pursuant to a *bona fide* loan or indebtedness transaction so long as such holder continues to exercise Voting Control over such pledged shares; *provided*, *however*, that a foreclosure on such shares of capital stock or other similar action by the pledgee shall constitute a "***Transfer***"; (c) the fact that, as of the adoption of this Amended and Restated Certificate of Incorporation of the Corporation or any time thereafter, the spouse of any holder of capital stock possesses or obtains an interest in such holder's shares of capital stock arising solely by reason of the application of the community property laws of any jurisdiction; or (d) entering into a voting agreement (with or without a proxy) solely with stockholders who are holders of capital stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time, and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner, to vote in favor of a proposed Change of Control Transaction, so long as no other event or circumstance shall exist or have occurred that constitutes a "***Transfer***" of such shares of capital stock.

"***Voting Control***" with respect to a share of capital stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of capital stock by proxy, voting agreement, or otherwise.

ARTICLE VII

A. **Board Size**. The total number of authorized directors constituting the Board of Directors (the "***Whole Board***") shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board; provided that the number of authorized directors representing the Class F Common Stock, the Class A Common Stock and the Class B Common Stock shall be equal. If there are sufficient Class C shares issued and outstanding as set forth in Article VII, Section B(4), the number of authorized directors representing the Class C Common Stock shall be at least one authorized director less than the number of authorized directors representing each of the other classes of Common Stock.

B. **Election of Directors**.

(1) Class F Common Stock Representative Directors. So long as shares of such class of Common Stock are outstanding, holders of Class F Common Stock shall be entitled, voting separately as a class, to elect two directors and no more (unless a different number shall be fixed by the Board of Directors pursuant to Article VII, Section A), to remove any director elected by the holders of Class F Common Stock (and any successor to such director) and, in the manner provided in the Bylaws of the Corporation, to replace any director so removed.

(2) Class A Common Stock Representative Directors. So long as shares of such class of Common Stock are outstanding, holders of Class A Common Stock shall be entitled, voting separately as a class, to elect two directors and no more (unless a different number shall be fixed by the Board of Directors pursuant to Article VII, Section A), to remove any director elected by the holders of Class A Common Stock (and any successor to such director) and, in the manner provided in the Bylaws of the Corporation, to replace any director so removed.

(3) Class B Common Stock Representative Directors. So long as shares of such class of Common Stock are outstanding, holders of Class B Common Stock shall be entitled, voting separately as a class, to elect two directors and no more (unless a different number shall be fixed by the Board of Directors pursuant to Article VII, Section A), to remove any director elected by the holders of Class B Common Stock (and any successor to such director) and, in the manner provided in Bylaws of the Corporation, to replace any director so removed.

(4) Class C Common Stock Representative Director. So long as the issued and outstanding shares of Class C Common Stock constitute greater than 5.0% of all of the issued and outstanding shares of Common Stock, Holders of Class C Common Stock shall be entitled, voting separately as a class, to elect one director (unless a different number shall be fixed by the Board of Directors pursuant to Article VII, Section A), to remove any director elected by the holders of Class C Common Stock (and any successor to such director) and, in the manner provided in the Bylaws of the Corporation, to replace any director so removed. If at any time there shall not be any shares of Class F Common Stock, Class A Common Stock or Class B Common Stock outstanding, the holders of Class C Common Stock shall be entitled, voting separately as a class, to elect the number of directors that would have been elected by the holders of such class of Class F Common Stock, Class A Common Stock or Class B Common Stock if any shares

of such class were outstanding and to remove or replace such directors in accordance with the foregoing. The right of holders of Class C Common Stock to elect such directors shall continue even if additional shares of Class F Common Stock, Class A Common Stock or Class B Common Stock are subsequently issued and outstanding. In the event the issued and outstanding shares of Class C Common Stock constitute greater than 5.0% of all of the issued and outstanding shares of Common Stock but subsequently constitute 5.0% or less, the director(s) elected by Holders of Class C Common Stock shall be elected by all stockholders at all subsequent annual meetings of stockholders until the issued and outstanding shares of Class C Common Stock again constitute greater than 5.0% of the all of the issued and outstanding shares of Common Stock, at which point such director(s) shall again be elected by Holders of Class C Common Stock.

(4) Additional Directors. The Board of Directors may, pursuant to a resolution adopted by a majority of the Whole Board, provide for one or more additional authorized directors to be elected by all stockholders in order to bring certain subject matter experience or expertise to the Board. The Board may designate such additional director(s) for certain positions on the Board, including but not limited to Audit Committee Chairman or similar roles.

C. **Vacancies**. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting; (ii) each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal; (iii) any director may resign at any time upon written notice to the attention of the President or Secretary at the principal office of the Corporation; and (iv) any director may be removed at any time with or without cause by the affirmative vote of the holders of a majority in voting power of the shares of such class of Common Stock then entitled or required to vote for the election of such director. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the DGCL, and except as otherwise provided by the Certificate of Incorporation, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided*, *however*, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

ARTICLE VIII

A. **Amendment of Bylaws**. In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The stockholders of the Corporation shall also have power to adopt, amend or repeal the Bylaws of the corporation.

B. **No Cumulative Voting**. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE IX

A. **Director Exculpation**. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. **Indemnification**. The Corporation shall have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee, agent or trustee of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served at any other enterprise as a director, officer, employee, agent or trustee at the request of the Corporation or any predecessor to the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation, any predecessor to the Corporation or any subsidiary or affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the Bylaws of the Corporation or in any contract of indemnification entered into by the Corporation and any such person.

C. **Vested Rights**. Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, the Amended and Restated Certificate or the Bylaws of the Corporation; or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

If any provision of this Amended and Restated Certificate becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Amended and Restated Certificate, and the court will replace such illegal, void or unenforceable provision of this Amended and Restated Certificate with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Amended and Restated Certificate shall be enforceable in accordance with its terms.

Except as provided in Article IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; *provided*, *however*, that, notwithstanding any other provision of this Amended and Restated Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Amended and Restated Certificate, the affirmative vote of the holders of the majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, and the affirmative vote of the holders of a majority of the voting power of the outstanding shares of two of the following classes of stock: the Class F Common Stock, the Class A Common Stock, and the Class B Common Stock, each voting separately as a class, shall be required to amend or repeal, or adopt any provision of this Amended and Restated Certificate.

ARTICLE XII

The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, which pertains to business combinations with interested stockholders.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed on behalf of the Corporation by its duly authorized officer effective this 5th day of October, 2021.

ANGEL STUDIOS, INC.

By: /s/ Neal S. Harmon

Name: Neal S. Harmon

Title: Chief Executive Officer